Exhibit 4.19.1
JTC(L) 3729/9A

16 February 2006	[JTC’s Logo and its address]
Terra Investments Pte Ltd
Blk 750 “Oasis”, Chai Chee Road
Technopark@Chai Chee #01-01
Singapore 469000

Attention:	Mr. Kenneth Tham
Dear Sirs
OFFER OF LEASE OF LAND KNOWN AS PRIVATE LOT A1964510
AT PLOT 6 WOODLANDS INDUSTRIAL PARK D IN WOODLANDS WAFER FAB PARK (“the Land”)
1	This Letter of Offer shall supersede the previous Letter of Offer dated 9 January 2006 and supplementary letter dated 27 January 2006. We refer to your application for the land adjoining Private Lots A1964504, A1964506 and A1964508, and are pleased to offer you a lease, subject to the approval of the relevant governmental and statutory authorities (“Authorities”) being obtained, and to the covenants, terms and conditions in the attached specimen Agreement for Lease (“Agreement for Lease”) and this letter, (collectively called “Offer”).
1.1	Location

Government Survey Lot 99528A of Mukim 13, as shown on the plan attached to this offer.

[Please note that our Survey Department will apply to the Chief Surveyor for a caveat lot number upon your acceptance of this offer. For further clarifications you may contact Ms Keu Kin Chor of our Survey Department direct at Tel: 6883 3153.]

1.2	Title

A lease for 24 years with effect from 1 March 2006 (“the Commencement Date”).

1.3	Area

The Land has an approximate area of 7,829.30 square metres, subject to survey.

1.4	Consideration
a.	The Land Price:
a1)	You shall pay a premium for the Land for 24 years of $2,020,836 (“the Land Premium”).

a2)	You shall:

a2.1)	pay as part of the Mode of Due Acceptance of Offer in accordance with paragraph 2 below and the Payment Table attached —

i) an initial down payment of $505,209.00 of the Land Premium;

ii) the total GST on the whole of the Land Premium; and

a2.2)	pay the balance of the Land Premium by 3 equal quarterly instalments with the latest by the 01 December 2006.
b.	You shall pay an annual rent of $12/- as follows:
i.	The annual rent is due and payable in advance on the first day of January in each year without demand.

ii.	However, as a condition of this offer, the annual rent and GST for the period from the Commencement Date to 28 February 2007 shall be paid at the time of acceptance of this offer in accordance with paragraph 2. Thereafter, your next annual rent payment for the period from 1 March 2007 to 28 February 2008 shall be paid in advance and is due on 1 March 2008.

iii.	However, the annual rent is temporarily waived until such a time as we may, in our absolute discretion, determine. But the Agreement for Lease will still contractually reflect the annual rent. You shall be notified in writing should we decide to cease the waiver of annual rent.

1.5	Property Tax

Starting from 01 March 2006, you will be responsible for the payment of property tax in respect of the land, including all improvements thereon. You are required, upon completion of your building and subsequently subject to our approval, upon rebuilding, enlarging, altering or improving your building, to inform the Comptroller of Property Tax within 15 days as required by the Property Tax Act.

1.6	Agreement for Lease
a.	You shall be required to enter into an Agreement for Lease (as per specimen attached).

b.	However, until such Agreement for Lease is executed and effective, it is to be taken as part of this offer and you shall, on acceptance of this offer, be deemed to have agreed to all the terms and conditions therein.
1.7	Mode of Payment
a.	Except for the payment to be made with your letter of acceptance pursuant to paragraph 2, which payment shall be by non-cash mode (eg cashier’s order, cheque etc),during the lease term you shall pay the annual rent, service charge and GST by Interbank GIRO or any other mode to be determined by us.

b.	However, pending the GIRO arrangement being finalised, you shall pay the annual rent, service charge and GST as they fall due by cheque/cash.
1.8	Permitted Use

The Land shall be used only for Ancillary purposes to support Chartered Semiconductor’s business operations.

1.9	Approvals

Our offer and your acceptance of the lease is subject to approvals being obtained from the relevant governmental and statutory authorities.

1.10	Survey of Site
a.	Upon your acceptance of this offer, a preliminary survey will be carried out to determine the land area of the Land and a subsequent final survey may also be carried out. If the final survey area exceeds 5 square metres more, or less, than the preliminary survey area, then the Land Premium will be adjusted and shall be paid and payable or refunded as the case may be in respect of the full difference between the preliminary survey area and the final survey area with retrospective effect from the Commencement Date, without interest.

b.	You shall keep within the surveyed land area allocated to you during the period of your lease. In the event that you are found to have encroached outside the Land, you shall immediately, or within the time specified (if any), rectify the encroachment at your own cost and expense. However, if the encroachment can be regularised, and if you are allowed to retain the encroached area or any part thereof upon such terms and conditions as we may stipulate, you will be required to pay additional premium for the encroached area based on the market premium:
i.	prevailing on or about the date on which the encroachment commenced; and

ii.	for the full term of the lease to be granted for the Land in accordance with this offer, as may be determined by us, and all survey fees, legal fees, amalgamation fees and all other costs and charges relating to the regularisation of the encroachment shall be borne by you.
1.11	Preparation and Submission of Plans
a.	You shall not erect or build any building, structure or installation on the Land or make or cause to be made any addition or alteration affecting the Land or any part thereof without our prior written consent and the approval of Building Control Unit (JTC) and the other relevant governmental and statutory authorities.

b.	If our consent is granted in accordance with paragraph 1.11(a) above, you shall be required to engage at your own cost and expense a Qualified Person to prepare and submit plans showing the layout and specifications of the buildings, structures and/or installations or any alterations and additions which you may wish to make. The Plan Submission Fact Sheet at Annex B is intended to assist the Qualified Person in preparing the plans. We make no representation as to the accuracy of its contents or otherwise and the Qualified Person shall make independent inquiries to verify the information. If the information in the Plan Submission Fact Sheet is inconsistent with the terms and conditions of this offer, then you are advised to seek clarifications from us. In any event, your contractual obligations will be determined by the terms and conditions of this offer and not the information in the Plan Submission Fact Sheet.

c.	Subject to paragraphs 1.11(a) and (b) above, we reserve the right as landowner to amend or reject plans which are found to be unsatisfactory from the points of view of, amongst others, layout, site utilisation, landscaping, materials for construction or facades, type, colour and appearance of buildings and other structures.

d.	Subject to paragraphs 1.11(a), (b) and (c) above, plans which have been approved by us shall not be amended except with our prior written approval irrespective of whether written permission for the amendments has been granted by the relevant governmental or statutory authorities.
1.12	Fees, Costs and Expenses
a.	You shall pay stamp duty, survey fees and the cost for the preparation of legal documents.

b.	All terms, conditions, stipulations and obligations required under this offer to be performed or observed by you shall be done at your cost and expense.

c.	Originally, the Commissioner of Stamp Duties required the letter of acceptance to be submitted to the Stamp Duty Office for stamping within 14 days. However, with the Minister of Finance’s Off Budget Measures announcement on 29 June 1998, stamping may now be deferred until the Agreement for Lease is issued.
1.13	Electricity and Water Supply
a.	All electrical installations and connections shall be carried out by you and at your expense. No such installation may commence until you have submitted an electricity application to PowerGrid Ltd / Power Supply Ltd and obtained their written approval.

b.	You shall approach the Public Utilities Board for all your water supply requirements. You shall carry out all plumbing required for any additional water supply, including the installation of a water meter. You shall bear all costs and expenses that may arise.
1.14	Diversion of Existing Utility Services

You shall consult PowerGrid Ltd, Power Gas Ltd, Water Department, Sewerage Department and other relevant governmental and statutory authorities to discover if there are any existing or proposed services over, underneath or through the Land. You shall be responsible for diversion of any existing utility services such as pipes, cables etc. running through the Land and shall bear the costs of any such diversions.

1.15	Original State and Condition

You shall be deemed to have accepted our offer with full knowledge of the actual state and condition of the Land as regards to its building/s, ground levels, topography, soil conditions and in all other aspects. Any work to be done to the conditions of the Premises which you deem necessary will be carried out by you at your own expense.

1.16	Slope Protection

If there is any alteration or addition to the Land —

a. under clause 1(viii) of ML I/ 30809F contained in the First Schedule of the attached Specimen Agreement for Lease; or

	b.	as may be required by any governmental or statutory authority,

you shall at your own cost take such steps and execute such works upon the Land as may be necessary or required by us or any governmental or statutory authority for the prevention of earthslip, erosion of soil and failure of any slope adjoining the Land to our satisfaction and to the satisfaction of the relevant governmental or statutory authorities.

1.17	Alteration of Master Plan

The current zoning for the Land is Business 2. If you require a change of zoning (and therefore an alteration of the Master Plan) you shall:
a.	obtain prior written approval from us and the relevant governmental and statutory authorities; and

b.	pay fees charged by the Urban and Redevelopment Authority (currently $3,000/-, plus GST at prevailing rate) and any other charges imposed on or to us in connection with the Master Plan alteration.
1.18	Permanent Culvert and Related Construction and Reinstatement Activities
a.	You shall submit the plans of your proposed temporary crossing, wash bay, silt trap and the like to us for approval.

b.	You shall construct a proper temporary crossing, wash bay, silt trap and the like prior to the commencement of the construction works in accordance with the approval.

c.	You shall maintain the completed temporary crossing, wash bay, silt trap and the like in good condition at all times.

d.	You shall construct and complete your permanent culvert within 9 months from 01 February 2006 or within any extended period approved by us.

e.	You shall remove your temporary crossing within one month after the completion of your permanent culvert.

f.	You shall reinstate, within one month after the date of completion of your permanent culvert, any damaged roads, roadside kerbs and sidetables, drains, turf, trees, services and the like, to the satisfaction of the Land Transport Authority and any other relevant governmental and statutory authorities and/or our satisfaction.

g.	You shall reinstate, within one month after the date of completion of all site development, any damage to the permanent culvert, roads, roadside kerbs and sidetables, drains, turf, trees, services and the like, to the satisfaction of the Land Transport Authority and any other relevant governmental and statutory authorities and/or our satisfaction.

h.	You shall be responsible for the construction of a permanent road access from the land to the main road to the satisfaction of the Land Transport Authority and any other relevant governmental and statutory authorities.

i.	You are not allowed to place your materials, equipment or any other thing on the roadside kerbs and sidetables and you shall be held responsible for any damage to roadside kerbs and sidetables.

j.	You are required to daily wash and clean up the stretch of road, box culverts, drains and inlet chambers fronting the land free of mud and silt and clear away all debris, litter and the like at the roadside kerbs and sidetables until completion of all site development.

k.	You shall take measures to prevent the stretch of road, box culverts, drains and inlet chambers fronting the land from being silted or littered with debris, litter and the like.

l.	You shall provide a vehicle wash bay on the land at all times until the completion of the construction of all the buildings and works thereon to ensure that every vehicle which leaves the land shall have been duly washed and cleaned of soil and dirt.

m.	You shall ensure that there is no spillage of any earth, soil, grease, construction material or debris on or at any part of surrounding estate and the public roads bordering the estate.

n.	You shall be held responsible for all damage to the footpaths, trees, road pavement, roadside kerbs and sidetables, box culverts and drains, fronting the land and all damage must be repaired immediately to our satisfaction.

o.	You shall confine your construction activities within the boundary of the land. In this respect, you shall erect approved, aesthetically pleasing and safe hoarding along the whole boundary of the land before commencing construction.

p.	You shall ensure that no unauthorised excavation works are carried out.

q.	You shall place with us a deposit of $5,000 (“Deposit”) as security against any breach of any of the above conditions and any deductions from or the forfeiture of the deposit shall be without prejudice to our rights and remedies as provided under the Agreement of Lease.

r.	The Deposit may be in the form of cash and/ or an acceptable Banker’s Guarantee in the form attached (effective from 01 February 2006 until 12 months after the Qualified Person’s certification) and/ or such other form of security as we may in our absolute discretion permit or accept.

s.	If any deductions are made from the Deposit or if it is forfeited, you shall immediately make good the deduction or the forfeiture so that the Deposit is at all times maintained at the sum of $5,000.

t.	At the expiry of the licence period or any extension thereof, the Deposit shall be repaid without interest or returned to you for cancellation, as the case may be, subject to appropriate deductions, forfeiture or payment to us for damages or other sums due to any breach of any of the above conditions (a) to (p).

1.19	Restrictions on Assignment

As set out in Clause 1(xi) of the form of Lease contained in the First Schedule of the attached Specimen Agreement of Lease.

1.20	Special Conditions
a.	Subject to paragraph 1.11 of this offer, you shall at your own cost comply with and observe any height restrictions (if any) on buildings and structures on the Land which may be imposed by any governmental or statutory authority.

b.	Subject to paragraph 1.11 of this offer, you shall not place, construct or erect or permit the placing, construction or erection of any building, structure or any equipment whatsoever on any buffers or sewer easements or other underground services which may exist on the Land. Kindly note that you must comply with the requirements as laid down by the relevant governmental and statutory authorities.

c.	You shall allow us, our workmen, agents and/or their contractors and sub-contractors and/or authorised lessees/tenants or licensees a right to enter and work upon the Land free of charge for the purpose of connecting sewer pipelines if required, into and/or within the Land at any time during the lease period. You shall not hold us liable for any claim, damages, costs, expenses or loss whatsoever which you or any other person may suffer demand, action, proceeding or inconvenience arising out of or in connection therewith.

d.	You shall not place nor permit the placing of any heavy objects on or above any man-hole at the turf area of the Land. Please note that the relevant governmental and statutory authorities shall have unrestricted access into the Land to service, repair or replace their cables or other items from time to time, and you shall comply with all directions and requirements of the relevant governmental and statutory authorities.

e.	i. A copy of the Environmental Baseline Study (referred to as “the First Baseline Study” in the Agreement for Lease and the form of Lease in the First Schedule thereto) shall be submitted to us within four (4) months from 01 March 2006.

ii. Please refer to Clause 8 of the attached Agreement for Lease and Clause 1(xvii) of the Lease set out in the First Schedule of the said Agreement for Lease on your obligations and our decontamination requirements, for your compliance.

f.	A person who is not a party to this agreement shall have no right under the Contracts (Rights of Third Parties) Act (as amended or revised from time to time) to enforce any of the covenants, terms or conditions of this agreement.
2	Mode of Acceptance

This offer shall lapse if we do not receive all of the following by 23 January 2005:
a.	the original letter of acceptance;

b.	payment of the sum set out under paragraph 4; and

c.	duly completed GIRO authorisation form or a copy of your letter of authorisation to your Banker.
3	Clearance of Payments

Please note that payments made prior to your giving us the other items listed above may be cleared by and credited to us upon receipt. However, if the other items are not received within the time stipulated herein, this offer shall lapse and there shall be no contract between you and us arising hereunder. Any payments received shall then be refunded to you without interest and you shall have no claim of whatsoever nature against us.

4	Amount Payable

	AMOUNT	5% GST
Down-payment of Land Premium on 7,829.30 square metre (thereafter, the next quarterly payment of $507,625.50 is due on 01 May 2006)	$505,209.00	$25,260.45
GST on the balance of Land Premium of $1,522,876.50	n.a	$75,781.35
Survey fee (subject to adjustment on completion of final survey if any).	$4,254.00	$212.70
URA processing fee (subject to adjustment on completion of final survey/ resurvey)	$1,000.00	$50.00
Singapore Land Authority fee (subject to adjustment on completion of final survey/ resurvey)	$2,115.00	$105.75
Cost for preparation of Agreement for Lease.	$95.00	$4.75
Deposit under paragraph 1.19	$5,000	Nil
Cost for preparation of Lease.	$150.00	$7.50
Sub-Total Payable	$517,823.00	$101,422.50
Total payable inclusive of GST	$619,245.50
5.	Notice of Mortgage

Upon due acceptance of this Offer, you may mortgage your interest by giving us a Notice of Mortgage in accordance with our Practice Circular dated 30 October 1999 as amended by Practice Circulars of 1 June 2001, 24 April 2002 and 23 March 2004. A summary of the 4 Practice Circulars is attached at Annex D of this letter. Please note that —
(a)	Your lawyers may submit the Notice of Mortgage on your behalf.

(b)	The Practice Circulars may be retrieved from our website at http://krpyton.jtc.gov.sg under the icon “Policies & Procedures” and then clicking these icons in the following order: “Practice Circular”, “Correspondence/Annex A”.

(c)	Should you have any queries concerning the Practice Circulars, you may contact any of these persons from our Legal Department at the following telephone numbers —

Ms Rani Hubert	—	6883 3181

Mr Albert Tan	—	6883 3193

Ms Tong Meow Hoon	—	6883 3196
6.	Full Terms and Conditions

The above constitutes the full terms and conditions governing this offer and no terms or representation or otherwise, whether express or implied, shall form part of this offer other than what is contained herein. Any variation, modification, amendment, deletion, addition or other wise of the terms of this offer shall not be enforceable unless reduced in writing and signed by both parties.
Yours faithfully
/s/Sharon Wong
Assistant Manager (Marketing)
Wafer Fab Parks Development Department
Specialised Parks Development Group
Cc:
Mr. Desmond Chan
Chartered Semiconductor Industries Pte Ltd
60 Woodlands Industrial Park D Street 2
Singapore 738750

Letter of Acceptance
(Please use your firm/company’s letterhead)
Date:
Wafer Fab Parks Development Dept.
JTC Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434
Attention : Ong Khian Heng
Dear Sirs
ACCEPTANCE OF OFFER RELATING TO PRIVATE LOT A1964510, WOODLANDS WAFER FAB PARK
1	We refer to your Letter of Offer and eStatement letter, both dated 19 September 2005 for the above Land and hereby confirm our acceptance of all the terms and conditions of the offer and the eStatement letter.

2	In accordance with your required mode of acceptance mentioned in paragraph 3 of your Offer Letter, we enclose the following*:
☐	A cheque for $619,245.50.

☐	**Our duly completed GIRO authorisation form/**A copy of our letter of authorisation to our banker.

☐	**A cheque of $614,245.50 and Banker’s Guarantee/**our cheque for the Deposit of $5,000.00.
3	We understand and agree that we will only be able to view our Statement of Accounts (SA) in Krypton and confirm that the following email address(es) are the authorized recipients to receive the email notification to view our SA or eStatement in Krypton.
Email address 1 :
*Email address 2 :

4	We have enclosed a completed application for EASY access code.

Yours faithfully
Name of Person In-Charge/Designation/Signature (Company’s Stamp)
Encl.
*Please delete the boxes which are not applicable.
**Please delete whichever is not applicable.

PLAN SUBMISSION FACT SHEET

Lessee	:	TERRA INVESTMENTS PTE LTD

Address	:	PLOT 6 WOODLANDS INDUSTRIAL PARK D

Allocation No	:	Private Lot A1964510
FACT SHEET FOR THE NEW DEVELOPMENT OR ADDITIONS & ALTERATIONS (A&A) REQUIREMENTS

No	Items	Data/details (enter nil if not applicable)
1	Plot Descripion	Lot	:	99528A
		Mukim No.	:	MK13
		Pte Lot No.	:	A1964510
2	Building Construction Period (for new allocation & lease renewal)	n.a.
3	Plot Ratio (PR)	Max PR	:	1.40

4	60:40 rule	Min. 60% of built up area:
Industrial and ancillary storage & warehousing activities

Remaining built-up area (Max. 40% of built up area): Offices, showrooms, neutral area and communal facilities
5	Permitted usage	Ancillary purposes to support Chartered Semiconductor’s business operations only
6	Aesthetic and landscaping control (along certain major roads)	See attached
+7	Height control Primary control & Secondary control (glazing control)	See reverse page
+8	MRT line safety restriction/MRT corridor	Nil
9	Buffer & setback control (JTC)	Nil
+10	ENV’s health & safety buffer control	Nil
+11	Sewer & industrial water easement	See Schedule of Statutory Controls
+12	Vehicular access control from the road	See Schedule of Statutory Controls
+13	Road & drainage widening	Nil
14	Allocation plan attached Agreement plan attached Survey plan attached	Yes/~~No~~* ~~Yes~~/No* ~~Yes~~/No* (Preliminary/Final Survey)
15	Road/Drain/Sewer Line/Sewer Easement/ Manhole	The lessee is required to obtain service inforamtionf rom Sewerage/Drainage Department
16	Services	The lessee is required to obtain services plans from Power Grid, Power Gas, Sewerage Department, Drainage Dept, Water Dept, Singapore Telecom and relevant authorities to ensure that their proposal will not affect the existing services (if any) within site.

There is cable running within the subject stie. Lessee to consult Power Grid.
17	Others (eg special requirements etc.)	See Letter of Offer dated

+	Requirements by the Authorities

The information in this fact sheet is intended to help you in your applications to the Authorities. Although we hope that it will be of some assistance, kindly note that we make no representation as to its accuracy. The information provided may be subject to change without prior notice. You are advised to make independent queries to verify that the information is correct. Please also check with the Authorities on whether any further information is required.

4 copies : Customer, Consultant, CTG/BU (JTC), PEU (JTC)
pe_fact7.doc

Height Restriction :
For your information, our current records show that the following maximum height restriction/s1 apply:
(a)	Ministry of Defence — 100 and 160 metres AMSL;

All structures and fixtures above the rooftop such as TV antennas, water tanks, lift motor rooms, navigation lights, chimney, cranes and lightning conductors are also subject to the same height limit.

MINDEF clearance is required if the proposed development height is > 60m AMSL or =< 15m.

Your contractor is required to seek approval from HQ RSAF for the erection of cranes. RSAF’s clearance required for crane erection if crane height is > 40m AMSL

(b)	Civil Aviation Authority of Singapore — 153 metres AMSL;

All structure and fixtures on the rooftop such as water tanks, lift motor rooms, TV antennas etc are subject to the same height limit. Please also note that the same height is applicable to construction equipment and temporary structures etc.

(c)	Infocomm Development Authority — 100 metres AMSL; and

(d)	Pollution Control Department, NEA — 67 metres AMSL (subject to NEA’s confirmation).

The height constraint is applicable to naturally ventilated building only.

Please note that height restrictions are subject to change at any time without prior notice by the Authorities.

All height restriction plans furnished/to be furnished (if any) by us to you must at all times be held in confidence and shall not be shown, revealed or copied to or by any person, contractor, sub-contractor, watchman, employee, agent, representative or any other person except with our prior written consent.

SUMMARY OF JTC’S PRACTICE CIRCULARS DATED 30 OCTOBER 1999
AS AMENDED ON 1 JUNE 2001, 24 APRIL 2002 AND 23 MARCH 2004
ON NOTICE OF MORTGAGE/CHARGE
1	These Practice Circulars were sent to the Association of Banks in Singapore, the Finance Houses Association of Singapore, and The Law Society of Singapore.

2	The Circulars state that with effect from 15 November 1999, all mortgages and charges created or transferred in respect of our properties are governed by the Practice Circular. Under this process, our terms and conditions have been set out upfront to give greater transparency of our policies, and to assist our customers in obtaining funds quickly with minimum administrative inconvenience.

3	Consequently, notwithstanding the provisions in the Building Agreement/Agreement for Lease/Lease, our current policy is that in respect of all mortgages/charges created or transferred on or after 15 November 1999, we waive our contractual requirement that our prior written consent must be obtained for the creation/transfer of a mortgage/charge, subject to :
3.1	submission of a duly completed Notice of Mortgage/Charge, in the form set out in Annex A (of the 30 October Circular); and

3.2	the terms and conditions set out in Annex B (of the 30 October Circular).
4	The mortgagor/chargor (i.e., licensee/lessee) may authorise their solicitor to duly complete and submit the Notice on their behalf.

5	Under this process :
5.1	the Notice need only be sent to us each time a mortgage/charge is to be created or transferred;

5.2	parties need not inform us of any change in the amount of facilities secured;

5.3	our administrative fee has been waived;

5.4	the mortgage/charge documents do not have to be endorsed by us; and

5.5	copies of the mortgage/charge documents do not have to be sent to us.
6	The terms and conditions of the Practice Circular which the parties must, in particular, comply with are :
6.1	submit the Notice to us prior to the creation or transfer of any mortgage/charge;

6.2	notify us if the mortgage/charge has been discharged or is not proceeded with; and

6.3	ensure that the mortgagor’s/chargor’s solicitor gives the required certificate in the mortgage/charge documents.

A/L (Land)/ PREMIUM / Dec 2002/WCL/ZMY	16

7	Parties who use Annex A (of the 30 October Circular) must at all times ensure that the integrity of the Notice form is preserved and must not make any changes to it, except for the insertion of the particulars and signatures required by us.

8	We reserve the full right and liberty to terminate or change this process at any time in respect of subsequent mortgages and charges.

9	As we receive a large number of Notices every day, we regret that it is not possible for us to reply and confirm receipt. However, we have no objections to receiving Notices by post (ordinary/registered/LUM), courier or fax. If a fax copy is sent, it is not necessary for a confirmation copy to be sent by post. All Notices should be sent to :
The Legal Department
JTC Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434
Fax : 6885 5884
10	Queries on estate management issues, such as outstanding building premium, investment criteria, and breaches (including whether a breach has been referred for legal action), may be directed to our Customer Services Group (CTG), whom you may contact as follows —
CUSTOMER SERVICES GROUP
JTC Corporation
The JTC Summit
8 Jurong Town Hall Road
Singapore 609434
Fax: 6885 5908 / 6885 5909
CONTACT CENTRE HOTLINE : 1800-568-7000
Our CTG officers will try to respond to queries as soon as possible. However, due to the volume and nature of the requests, some queries will take longer to attend to than others. To help minimise the time taken, please bear in mind the following points —
10.1	ordinarily, our licensees/lessees must consent to the disclosure of the information requested due to the sensitive nature of the queries (as such it is preferable that our licensee’s/lessee’s written consent to our disclosure is attached to a request for information);

10.2	if there is no requirement for the payment of building premium in the contract, then there is no necessity to obtain a confirmation from our CTG officer that there is no outstanding building premium; and

10.3	our CTG officer would have written to our licensee/lessee if audited accounts have been submitted and the investment criteria has been satisfied, and copies of such letters would be available directly from our licensee/lessee.

A/L (Land)/ PREMIUM / Dec 2002/WCL/ZMY	17